Exhibit 2

February 22, 2021

Board of Directors

Exxon Mobil Corporation

5959 Las Colinas Boulevard

Irving, Texas 75039

Attention: Darren Woods, Chairman & CEO

Ladies & Gentlemen,

We believe that for Exxon Mobil Corporation (“ExxonMobil” or the “Company”) to avoid the fate of other once-iconic American companies and reposition itself for long-term, sustainable value creation, the Company needs a more disciplined capital allocation strategy, improved long-term strategic planning, more shareholder-aligned management compensation, and a Board of Directors (the “Board”) with the skills, experience, and independence to make these goals a reality. As many long-term investors have also made clear, this will require ensuring a future for ExxonMobil in a rapidly changing world, including by putting the Company on a path to net zero total emissions by 2050. This is not just a climate issue but a fundamental investor issue – no different than capital allocation or management compensation – given the immense risk to ExxonMobil’s current business model in a rapidly changing world. We believe that realizing a path to net zero emissions in a way that is sustainable, transparent, and profitable over the long-term will require directors with successful track records across the energy spectrum and a diversified set of insights into the evolving trends, technologies, markets, and policies shaping the industry’s future.

In an apparent acknowledgment of investor sentiment, ExxonMobil has now gone from dismissing emissions reduction goals as a “beauty competition” to claiming repeatedly this month that its emissions reduction plans are “consistent” with the Paris Agreement. [i] We have therefore reviewed the Company’s claims with a number of experts, including Professor David Victor at the University of California San Diego, who was a convening lead author for the Intergovernmental Panel on Climate Change (IPCC), which provides the analysis that underpins the Paris Agreement. After doing so, we believe it is clear that, as detailed below, the Company’s true trajectory is nowhere near Paris consistency, and that a clear understanding of ExxonMobil’s claims underscores the long-term risk facing the Company in a decarbonizing world. None of the Company’s new claims change its long-term trajectory, which would grow total emissions for decades to come. This is not consistent with, but rather runs directly counter to the goals of the Paris Agreement. We also continue to believe that without new members of the Board with the necessary expertise and experience, ExxonMobil will have little choice but to continue seeking to create the appearance of transformative long-term change, rather than working to make it a reality.

Narrow Definition of Emissions Inconsistent with Paris Goals. The Company stated this month that its greenhouse gas (GHG) emissions have declined by 6% since 2016, that it plans for an 11-13% decrease by 2025, and that such reductions are “consistent” with the Paris Agreement.[ii] We estimate, however, that this figure excludes ~90% of ExxonMobil’s total emissions.[iii] While ExxonMobil is unfortunately not the only company that relies on a methodology that excludes much of its total emissions, such exclusions are not consistent with the Paris Agreement and a full accounting of the Company’s emissions makes the long-term risks to its business clear.

•	Most notably, these figures exclude Scope 3 emissions (arising from burning oil and gas), which account for an estimated 83% of the Company’s total emissions.[iv] ExxonMobil of course argues that such emissions simply reflect societal “choices,”[v] which is certainly true to an extent, even if it ignores ExxonMobil’s long-time role in influencing such choices.[vi] We believe, however, that this makes little difference to the many long-term investors who recognize that Scope 3 emissions are a proxy for product risk, and that ExxonMobil’s business model is under fundamental threat given that such societal choices regarding energy are in fact rapidly changing and are likely to continue doing so.
•	Even looking only at the estimated 17% of emissions from Scope 1 (which arise directly from a company’s operations) and Scope 2 (which arise from the energy purchased to power a company’s operations) emissions, ExxonMobil’s methodology for calculating its emission reduction percentages excludes its percentage of production from “non-operated assets” (such as joint ventures with other companies), which has been estimated in recent years to account for ~50% of its production.[vii] Likewise, for purposes of determining these emission reduction goals through 2025, the Company’s methodology includes only assets which are currently in operation.

Shortsighted View of Paris Alignment. ExxonMobil only sets emission reduction plans for 2025, whereas policies aligned with the Paris Agreement target net zero emissions by 2050.

•	In our discussions, ExxonMobil has argued that short-term “plans” that can be achieved with certainty (albeit with the benefit of excluding most of its actual emissions) are superior to long-term net-zero “targets,” the means of achieving which have yet to be determined. This short-term approach falls far short of Paris Agreement consistency, however, as every major Paris signatory that has adopted material climate-related policies has set longer-term goals. We believe that many of your shareholders take this longer-term view as well, and that without more ambitious goals (and the skills on the Board to help achieve them) ExxonMobil risks continued long-term value destruction and ultimate irrelevance.
•	The Company also compares its emissions trajectory to the 2016 Nationally Determined Contributions (NDCs), which are the emission reduction targets initially set by each signatory. Yet the Paris Agreement is premised on the idea that countries will periodically “ratchet” their ambitions higher, and in the four years since the Paris Agreement was signed many large countries have made deeper commitments and many are already setting even more aggressive NDCs in the near-term. More importantly, if as many expect this trend continues and the world moves closer to Paris alignment (whether it fully achieves it or not), ExxonMobil’s failure to materially reposition itself will result in the further destruction of long-term shareholder value.

Putting Carbon Capture into Proper Context. It is true as ExxonMobil says that the IPCC and International Energy Agency (IEA) have noted that carbon capture is critical for a 2° C pathway. However, these bodies have made clear that carbon capture is not a substitute for dramatically reducing conventional fossil fuel usage, but instead is required alongside such reductions.[viii] As a result, there is little, if any, chance that carbon capture will enable ExxonMobil or any other oil major to avoid transforming its business over the long-term should the pace of global decarbonization accelerate in accordance with the Paris Agreement goals.

•	In addition, while ExxonMobil claims to be the “global leader” in carbon capture and sequestration (CCS), much of this arises from the necessary separation of the CO2 that naturally occurs during the production of methane (the key ingredient in natural gas). As with much of the global industry, ExxonMobil’s familiarity with CCS is heavily weighted toward simply capturing this CO2 versus venting it into the atmosphere. While this is important, doing so only lessens Scope 1 and 2 emissions, not the Scope 3 emissions generated when natural gas is burned. Many of the projects designed for carbon capture by oil and gas companies are also intended for the purpose of injecting CO2 into the ground to loosen hard to reach oil, thus increasing production and overall global emissions.

•	This is not the type of cutting-edge “deep decarbonization” carbon capture which is most crucial for tackling climate change and where significant technological investment is needed to capture carbon from hard to decarbonize sources such as industrial processes and power plants.
•	It is also unclear how much of the $600 million annually that ExxonMobil has committed to low carbon solutions for 5 years will go to the type of cutting-edge research needed to reduce Scope 3 emissions, versus emissions intensity of its operations (which can be reduced even as Scope 3 emissions rise through production growth). Even if half of this sum goes to developing advanced new technologies, this would be minuscule as a percentage of ExxonMobil’s capex budget, and, more importantly, compared to the scope of the challenge. In fact, the cost of even a single cutting-edge deep decarbonization CCS project is likely in the billions of dollars,[ix] which underscores how unlikely it is that carbon capture alone will enable ExxonMobil to avoid evolving over the long-term.

We have also reviewed ExxonMobil’s claims regarding its repositioning efforts with our nominees:

•	Anders Runevad, who as the CEO of Vestas developed a deep understanding of how renewable energy companies with growing markets and declining cost curves are transforming the energy industry.
•	Alexander Karsner, who served as U.S. Assistant Secretary of Energy, has decades of experience investing in fossil fuels as well as leading clean energy companies, and currently helps guide investments in cutting-edge new clean energy technologies that will help shape the long-term future for companies like ExxonMobil.
•	Kaisa Hietala, who is a trained geophysicist and environmental scientist, began her career in oil and gas exploration and crude trading, and then helped transform an oil and gas company as Neste became the world’s largest and most profitable producer of renewable fuels – a business that ExxonMobil has pursued for years without commercial success.
•	Gregory J. Goff, who has decades of experience in oil and gas and generated substantial outperformance for shareholders as the CEO of Andeavor through improved capital allocation and operating performance, which are key factors for a company like ExxonMobil that needs to boost profitability today to invest for tomorrow.

We believe that these nominees, each of whom brings skills and experiences that are unique to them yet directly relevant to ExxonMobil, would have been unlikely to sign off on such claims regarding the Company’s progress in transforming its business. We say this not only because we believe they would have recognized how these claims would appear when scrutinized, which the current Board either did not or did but approved regardless, but also because these nominees understand what true energy industry transformation looks like and how far ExxonMobil is from achieving it. Likewise, while such transformation will not happen overnight and will be immensely challenging, we believe that without the necessary Board expertise such transformation will be close to impossible. While the Company has pointed to the frequency with which the Board refreshes itself, we believe it is telling that such refreshment over the years has not been accompanied by a new direction or material progress on these issues. We believe that enhancing the Company’s long-term future requires a clean break with the past, and we look forward to continuing to make the case for real change at ExxonMobil.

Sincerely,

Engine No. 1 LLC

[i] See, e.g., Press Release, ExxonMobil, A Message from Darren Woods to Employees (Feb. 12, 2021) (“ In the fourth quarter, we announced new emissions reductions plans for 2025 that are consistent with the goals of Paris.”)

[ii] ExxonMobil, Fourth Quarter 2020 Earnings - Webcast Presentation Materials, at page 24 (Feb. 2, 2021).

[iii] Scope 1 & 2 emissions represent an estimated ~17% of the Company’s total emissions (see footnote iv) and we estimate based on Rystad data from 2018 (see footnote vii) that operated production represents approximately 50% of total production. Capturing 17% of emissions on ~50% of production would amount to ~10% of total emissions.

[iv] ExxonMobil, 2021 Annual Energy & Carbon Summary (Jan. 5, 2021). 120 million tons of 2019 CO2-equivalent Greenhouse gas Scope 1 & 2 emissions, at page 38. 570 million tons of Upstream Scope 3 emissions, at page 43.

[v] Press Release, ExxonMobil, ExxonMobil announces emission reduction plans (Dec. 14, 2020).

[vi] See, e.g., Robert G. Eccles & Colin Mayer, Can a Tiny Hedge Fund Push ExxonMobil Towards Sustainability, Harvard Business Review (Jan. 20, 2021) (“[ExxonMobil’s] poor capital allocation decisions are based on decades of denial about climate change on the company’s strategy.”). See, also, Elliott Negin (Oct. 22, 2020). ExxonMobil Claims Shift on Climate But Continues to Fund Climate Science Deniers. Union of Concerned Scientists (“All told, ExxonMobil has spent more than $37 million on climate science denier organizations from 1998 through 2019.”)

[vii] Rystad Energy (2018). We note that ExxonMobil does however include its attributable percentage of such non-operated assets in its reported production and reserves. We also note that while not included in its emission reduction plans, the Company does track its Scope 1 & 2 emissions from non-operated assets, as disclosed in its 2021 Energy and Carbon Summary.

[viii] IEA. Going carbon negative: What are the technology options? (Jan. 30, 2020)

[ix] For example, the cost of the recent Northern Lights project to capture carbon from industrial processes launched by Equinor, Shell, and Total is expected to reach approximately $2.7 billion. (Bojan Lepic (Sept. 21, 2020). Norway to launch $2.7 billion Longship carbon capture and storage project. Offshore Energy).